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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                              ANDROS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0000345281
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Steven A. Cohen   520 Madison Avenue - 7th Floor, New York, New York 10022
                                (212) 826-6800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 13, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                                SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP NO.  0000345281                                     PAGE  2  OF  6  PAGES

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     S.A.C. Capital Management, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC

--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(E)                                               [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                           None
                           -----------------------------------------------------
                           8      SHARED VOTING POWER
                                           221,840
   NUMBER OF SHARES        -----------------------------------------------------
  BENEFICIALLY OWNED       9      SOLE DISPOSITIVE POWER
  BY EACH REPORTING                        None
     PERSON WITH           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                           221,840

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            221,840
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     4.79%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  0000345281                                     PAGE  3  of  6  PAGES

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Steven A. Cohen
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     PF

--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(E)                                               [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                           334,800
                           -----------------------------------------------------
                           8      SHARED VOTING POWER
                                           389,194
   NUMBER OF SHARES        -----------------------------------------------------
  BENEFICIALLY OWNED       9      SOLE DISPOSITIVE POWER
  BY EACH REPORTING                        334,800
     PERSON WITH           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                           389,194

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            723,994
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     15.64%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  0000345281                                     PAGE  4  of  6  PAGES

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     S.A.C. Investments, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC

--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(E)                                               [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                           None
                           -----------------------------------------------------
                           8      SHARED VOTING POWER
                                           167,354
   NUMBER OF SHARES        -----------------------------------------------------
  BENEFICIALLY OWNED       9      SOLE DISPOSITIVE POWER
  BY EACH REPORTING                        None
     PERSON WITH           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                           167,354

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            167,354
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     3.62%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The Schedule 13D filed June 14, 1995, by S.A.C. Capital Management, L.P. ("Capital Management"), with respect to the Common Stock, $0.01 par value per share (the "Shares") of Andros Incorporated, a Delaware corporation (the "Company"), and amended June 28, 1995, July 31, 1995, October 3, 1995 and December 5, 1995 by Capital Management and Steven A. Cohen ("Mr. Cohen") and amended January 4, 1996, February 2, 1996, February 23, 1996, February 29, 1996 and March 8, 1996 by Capital Management, Mr. Cohen and S.A.C. Investments, L.P. ("Investments," and together with Capital Management and Mr. Cohen, the "Reporting Persons") is hereby amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND

         No amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No amendment.

ITEM 4.  PURPOSE OF TRANSACTION

         Except for the addition of the following information, Item 4 of the
Schedule 13D, as amended, is not otherwise amended. On March 12, 1996, Mr. Cohen spoke with several stockholders of the Company and intends to speak with them and others further regarding their intent with respect to the tendering of their respective Shares into the tender offer. Based on these conversations, Mr. Cohen has determined that substantial opposition to the tender offer exists and intends, if the tender offer is unsuccessful, to initiate actions which could result in a change in the present Board of Directors of the Company and material change in the capitalization of the Company, possibly by share repurchase. If Mr. Cohen is able to persuade the Board of Directors of the Company to otherwise realize value of the Company above that proposed in the tender offer, he may not initiate such actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b)        No amendment.

         (c) No transactions in Shares were effected since March 8, 1996 by either the Reporting Persons or S.A.C.

         (d)     No amendment.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No amendment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No exhibits are required to be filed.





                                                                          5 of 6

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 1996  /s/ STEVEN A. COHEN
                      ----------------------------------------------
                      Steven A. Cohen

                      S.A.C. Capital Management L.P.

                      By:  S.A.C. Capital Management, LLC, Its General Partner

                           By:  /s/ STEVEN A. COHEN
                                -----------------------------------------
                                Steven A. Cohen, Managing Member

                      S.A.C. Investments, L.P.

                      By:  S.A.C. Capital Management, LLC, Its General Partner

                           By:  /s/ STEVEN A. COHEN
                                -----------------------------------------
                                Steven A. Cohen, Managing Member










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